February 11, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

BTS Diversified Income Fund

Dear Mr. Grzeskiewicz:

On November 29, 2012, Northern Lights Fund Trust (the “Registrant”), on behalf of the BTS Diversified Income Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 437 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL

1.

Please address to the Staff why Registrant is adding a new series to the Trust because there is concern that the Trust may have too many series for the Board to oversee properly.

RESPONSE:

As explained in our conversation, the Trust is now closed to any new funds managed by investment advisers who do not already manage a fund in the Trust.  However, this Fund is managed by an adviser that currently manages at least one other series of the Trust.  Also, Registrant notes that several series of the Trust have closed in recent months and the overall number of funds in the Trust has remained somewhat stagnant.

EXPENSE TABLE

2.

With respect to the Fee Table, please confirm that there is no fee waiver and expense limitation agreement for this Fund.

RESPONSE:

The prospectus has been updated to reflect a fee waiver and expense limitation agreement between the adviser and the Trust to limit Fund expenses to 2.0% and 2.75%, of Class A and Class C shares, respectively.  The initial term of this Agreement will expire on April 30, 2014.  However, because the first year’s operating expenses are estimated to be below the expense limitation, this information is not included in the Fee Table.

PRINCIPAL INVESTMENT STRATEGIES:

3.

Is this a Fund of Funds structure?  Will the Fund invest in affiliated fixed income funds? Does the adviser have an exemptive order on which its intends to rely?  Will the adviser transition to a more actively managed strategy as assets grow?

RESPONSE:

No, the Fund is not intended to operate as a fund-of-funds.  Therefore, no exemptive relief is being sought.  However, the Fund may invest directly, or through other investment companies, as described in the prospectus.

4.

Derivatives.  Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant has reviewed the derivatives-related strategy and risk disclosures for the Fund and believes the derivatives-related strategy and risk disclosures contained in the Prospectus are consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller.

5.

Can the Fund invest in debt securities that are in default?  Are there any limits on the amount of high yield / junk bonds in which the Fund may invest?

RESPONSE:

Yes, The Fund may invest in debt securities that are in default.  There are no limits on the amount of junk bonds that Fund may hold.  However, the adviser intends to allocate approximately 30% of its assets among several top performing high yield bond securities, as described in the Principal Investment Strategies.  The prospectus has been revised slightly to clarify these points.

STATEMENT OF ADDITIONAL INFORMATION:

6.

Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.

RESPONSE:

Registrant confirms the foregoing is true.

7.

With regards to the disclosure of the Fund’s calculation of its share price, Please note that the Staff is concerned about the purchase of Level 3 securities by mutual funds because of liquidity requirements.  Because the Staff believes it is prudent to avoid Level 3 securities, please clarify whether the Fund intends to invest in Level 3 securities.  If the Fund does intend to invest in Level 3 securities, then additional disclosure should be added to the prospectus and SAI.  Please refer to Accounting Standards Release 2011-4 dated December 15, 2011 for a discussion of additional disclosure requirements and include information clarifying to what extent (if any) the Fund intends to invest in Level 3 securities.

RESPONSE:

Registrant confirms the Fund does NOT intend to invest in level 3 securities.  The information regarding Level 3 securities is included for information purposes only and the SAI has been revised to clarify that the Fund does not intend to invest in these types of securities.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers